Baytex Energy Trust
Q1 2010 MD&A

Baytex Energy Trust
Management’s Discussion and Analysis
For the three months ended March 31, 2010
Dated May 10, 2010

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months ended March 31, 2010. This information is provided as of May 10, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months ended March 31, 2010 and 2009, and our audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form (“AIF”) for the year ended December 31, 2009. These documents and additional information about the Trust will be available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP metric used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The current economic environment continues to show signs of recovery from the recent financial crisis. This improving economic backdrop has contributed to the recent relative strength in oil prices. Sustaining this recent improvement in oil prices will depend on a combination of demand stabilization through economic recovery and natural production declines around the world due to reduced capital investment. In this economic environment, Baytex is focused on the following objectives: preserving balance sheet strength and liquidity, maintaining, and where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

Baytex Energy Trust
Q1 2010 MD&A

Results of Operations

Production

	Three Months Ended March 31
	2010	2009	Change
Daily Production
Light oil and NGL (bbl/d)	6,660	7,120	(6%)
Heavy oil (bbl/d) (1)	27,278	23,432	16%
Natural gas (mmcf/d)	56.9	55.3	3%
Total production (boe/d)	43,425	39,762	9%

Production Mix
Light oil and NGL	15%	18%	(17%)
Heavy oil	63%	59%	7%
Natural gas	22%	23%	(4%)

(1)
 Heavy oil sales volumes may differ from reported production volumes due to adjustments to Baytex's heavy oil inventory. For the three months ended March 31, 2010, heavy oil sales volumes were 163 bbl/d higher than production volumes (three months ended March 31, 2009 – 420 bbl/d lower).

Production for the three months ended March 31, 2010 totaled 43,425 boe/d, as compared to 39,762 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the first quarter of 2010 decreased by 6% to 6,660 bbl/d from 7,120 bbl/d a year earlier due to production declines on conventional fields in Alberta and British Columbia. Heavy oil production for the first quarter of 2010 increased by 16% to 27,278 bbl/d from 23,432 bbl/d a year ago due primarily to the acquisition of producing assets in southwest Saskatchewan on July 30, 2009 and increased production at Seal. Natural gas production increased by 3% to 56.9 mmcf/d for the first quarter of 2010, as compared to 55.3 mmcf/d for the same period last year primarily due to the acquisition of producing assets in southwest Saskatchewan.

Commodity Prices

Crude Oil

For the three months ended March 31, 2010, the price of West Texas Intermediate (“WTI”) fluctuated between a low of US$69.50/bbl and a high of US$83.85/bbl, extending the rising price trend which began in early 2009 after WTI reached a low of US$33.20/bbl. The crude oil price increase in the first quarter of 2010 reflected an improving macroeconomic outlook, both in Organization for Economic Co-operation and Development (“OECD”) and non-OECD countries, together with signs of growing oil demand mainly from Asia and the Middle East and expectations of future oil demand growth. On March 31, 2010, WTI closed at US$83.76/bbl, US$50.56/bbl higher than the low of January 2009. As shown in the table below, the average price of WTI for the first quarter of 2010 was US$78.71/bbl, or 83% higher than the first quarter of 2009.

The relative value of Canadian heavy oil as measured by Western Canadian Select (“WSC”) price was also higher in the first quarter of 2010, as shown in the table below. During the first quarter of 2010, the heavy oil price differential was 12% as compared to 21% during the first quarter of 2009. This improvement in heavy oil differential is a result of a number of North American and global supply and demand factors, including increased demand from North American and Asian refineries that have been reconfigured or built to process more heavy oil, reduced output of heavy oil by traditional suppliers such as Mexico, and sufficient pipeline capacity from Canada to the U.S. to ensure access to a growing number of refineries.

Baytex Energy Trust
Q1 2010 MD&A

Natural Gas

During the first quarter of 2010, AECO natural gas prices averaged $5.36/mcf, as compared to $5.63/mcf in the same period last year. Natural gas extended its price rally into January 2010, driven by sustained cold weather over much of North America. However, as the first quarter of 2010 progressed and the extreme cold abated, gas prices moved sharply lower in late-February and March. This price downturn was driven by growing confidence that gas storage would be sufficient to meet the winter’s demand and government reports showing that U.S. natural gas production was not declining, as many had predicted.

	Three Months Ended March 31
	2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$ 78.71	$ 42.98	83%
WCS heavy (US$/bbl) (2)	$ 69.67	$ 34.15	104%
Heavy oil differential (3)	(12%)	(21%)	(43%)
USD/CAD exchange rate	0.9607	0.8031	20%
Edmonton par oil ($/bbl)	$ 80.31	$ 50.29	60%
AECO gas price ($/mcf) (4)	$ 5.36	$ 5.63	(5%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$ 68.04	$ 43.05	58%

Heavy oil ($/bbl) (5) (6)	$ 64.46	$ 36.93	75%
Physical forward sales contracts loss ($/bbl)	(2.39)	(2.96)	(19%)
Heavy oil, net ($/bbl)	$ 62.07	$ 33.97	83%

Total oil and NGL, net ($/bbl)	$ 63.24	$ 36.11	75%

Natural gas ($/mcf) (6)	$ 5.31	$ 5.26	1%
Physical forward sales contracts gain ($/mcf)	-	0.16	(100%)
Natural gas, net ($/mcf)	$ 5.31	$ 5.42	(2%)

Summary
Weighted average ($/boe) (6)	$ 58.18	$ 37.13	57%
Physical forward sales contracts loss ($/boe)	(1.77)	(1.85)	(4%)
Weighted average, net ($/boe)	$ 56.41	$ 35.28	60%

(1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
(2) WCS refers to the posting price of the benchmark heavy oil price.
(3) Heavy oil differential refers to the WCS discount to WTI.
(4) AECO refers to the AECO monthly index published by the Canadian Gas Price Reporter.
(5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

During the first quarter of 2010, Baytex’s average sales price for light oil and NGL was $68.04/bbl, up 58% from $43.05/bbl, as compared to the first quarter of 2009. Baytex’s realized heavy oil price during the first quarter of 2010, prior to physical forward sales contracts, was $64.46/bbl, or 89% of WCS. This compares to a realized heavy oil price in the first quarter of 2009, prior to physical forward sales contracts of $36.93/bbl, or 87% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first quarter of 2010 was $62.07/bbl, up 83% from $33.97/bbl in the first quarter of 2009. Baytex’s realized natural gas price for the three months ended March 31, 2010 was $5.31/mcf, prior to and inclusive of physical forward sales contracts (three months ended March 31, 2009 - $5.26/mcf and $5.42/mcf inclusive of physical forward sales contracts).

Baytex Energy Trust
Q1 2010 MD&A

Revenue

	Three Months Ended March 31
($ thousands except for %)	2010	2009	Change
Oil revenue
Light oil and NGL	$ 40,784	$ 27,583	48%
Heavy oil	153,291	70,349	118%
Total oil revenue	194,075	97,932	98%
Natural gas revenue	27,222	26,981	1%
Total oil and gas revenue	221,297	124,913	77%
Sales of heavy oil blending diluent	40,485	25,423	59%
Total petroleum and natural gas sales	$ 261,782	$ 150,336	74%

Petroleum and natural gas sales increased 74% to $261.8 million for the first quarter of 2010 from $150.3 million for the same period in 2009. Heavy oil revenues increased by 118%, comprising an 83% increase in realized price as well as a 19% increase in sales volume compared to the three months ended March 31, 2009.

Royalties

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Royalties	$ 47,348	$ 21,719	118%
Average royalty rate (1)	21.4%	17.4%	23%
Royalty expenses per boe	$ 12.07	$ 6.13	97%

(1) Royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties increased to $47.3 million for the first quarter of 2010 from $21.7 million in the first quarter of 2009. Total royalties for the first quarter of 2010 were 21.4% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 17.4% for the same period in 2009. For the first quarter of 2010, royalties were 22.6% of sales for light oil, NGL and natural gas, as compared to 23.7% for the first quarter of 2009. Royalties for heavy oil were 20.9% of sales (excluding sales of heavy oil blending diluent) for the first quarter of 2010, as compared to 12.9% for the first quarter of 2009.

The overall increase in royalty rates for the first quarter of 2010 is due to a payout position being reached on one development project at Seal in the third quarter of 2009, royalties paid on properties acquired mid-2009 and increasing rates as market price and well productivity increase. The slight decrease in the royalty rate for light oil, NGL and natural gas is primarily due to the Alberta royalty incentive programs, offset by higher commodity prices in the first quarter of 2010, as compared to the same period in 2009. Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Baytex Energy Trust
Q1 2010 MD&A

Financial Derivative Contracts

	Three Months Ended March 31
($ thousands)	2010	2009	Change
Realized gain (loss) on financial derivative contracts (1)
Crude oil	$ 1,305	$ 25,665	$ (24,360)
Natural gas	900	-	900
Foreign currency	6,447	(516)	6,963
Interest rate	512	-	512
Total	$ 9,164	$ 25,149	$ (15,985)

Unrealized gain (loss) on financial derivative contracts (2)
Crude oil	$ (3,172)	$ (23,447)	$ 20,275
Natural gas	6,532	-	6,532
Foreign currency	5,055	(4,622)	9,677
Interest rate	(2,642)	-	(2,642)
Total	$ 5,773	$ (28,069)	$ 33,842

Total gain (loss) on financial derivative contracts
Crude oil	$ (1,867)	$ 2,218	$ (4,085)
Natural gas	7,432	-	7,432
Foreign currency	11,502	(5,138)	16,640
Interest rate	(2,130)	-	(2,130)
Total	$ 14,937	$ (2,920)	$ 17,857

(1) Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.
(2) Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total gain on financial derivative contracts for the first quarter was $14.9 million, as compared to a loss of $2.9 million in the first quarter of 2009. This includes realized gains of $9.2 million and unrealized mark-to-market gains of $5.8 million for the first quarter of 2010, as compared to $25.1 million in realized gains and $28.1 million in unrealized losses for the first quarter of 2009. The unrealized gain of $5.8 million for the period ended March 31, 2010 is due to decreasing natural gas prices and the strengthening Canadian dollar, offset by increasing crude oil prices at March 31, 2010, as compared to December 31, 2009.

Details of the risk management contracts in place as at March 31, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 13 to the consolidated financial statements as at and for the three months ended March 31, 2010.

Operating Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Operating expenses	$ 42,296	$ 38,562	10%
Operating expenses per boe	$ 10.78	$ 10.89	(1%)

Operating expenses for the first quarter of 2010 increased to $42.3 million from $38.6 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.78 per boe for the first quarter of 2010, as compared to $10.89 per boe for the first quarter of 2009. For the first quarter of 2010, operating expenses were $11.72 per boe of light oil, NGL and natural gas, and $10.23 per barrel of heavy oil, as compared to $11.52 and $10.44, respectively, for the first quarter of 2009.

Baytex Energy Trust
Q1 2010 MD&A

Transportation and Blending Expenses

Transportation and blending expenses for the first quarter of 2010 were $52.0 million, as compared to $37.8 million for the first quarter of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the first quarter of 2010, the blending cost was $40.5 million for the purchase of 5,198 bbl/d of condensate at $86.54 per barrel, as compared to $25.4 million for the purchase of 4,799 bbl/d at $58.86 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
Transportation expenses (1)	$ 11,554	$ 12,420	(7%)
Transportation expenses per boe (1)	$ 2.95	$ 3.51	(16%)

(1) Transportation expenses are before the purchase of blending diluent.

Transportation expenses before blending costs were $2.95 per boe for the first quarter of 2010, as compared to $3.51 per boe for the same period of 2009. Transportation expenses were $0.83 per boe of light oil, NGL and natural gas and $4.19 per barrel of heavy oil in the first quarter of 2010 as compared to $0.78 and $5.44, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was attributable to lower long-haul trucking costs at Seal.

Operating Netback

	Three Months Ended March 31
($ per boe except for % and volume)	2010	2009	Change
Sales volumes (boe/d)	43,588	39,342	11%
Operating netback ($/boe): (1)
Sales price (2)	$ 56.41	$ 35.28	60%
Less:
Royalties	12.07	6.13	97%
Operating expenses	10.78	10.89	(1%)
Transportation expenses	2.95	3.51	(16%)
Operating netback before financial derivative contracts	$ 30.61	$ 14.75	108%
Financial derivative contracts gain (3)	2.34	7.10	(67%)
Operating netback after financial derivative contracts	$ 32.95	$ 21.85	51%

(1) Operating netback table includes revenues and costs associated with sulphur production.
(2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivative contracts reflect realized derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2010	2009	Change
General and administrative expenses	$ 11,131	$ 8,734	27%
General and administrative expenses per boe	$ 2.84	$ 2.47	15%

General and administrative expenses for the first quarter of 2010 increased to $11.1 million from $8.7 million for the same period in 2009. The increase in 2010 was driven by an additional $1.9 million for non-recurring tax indemnification payments relating to  our Trust Unit Rights Incentive Plan. In addition, higher consulting and technical costs were incurred in Canada and the U.S., as compared to the first quarter of 2009. Excluding the non-recurring tax indemnification item, general and administrative expenses per boe would have been $2.35 per boe for the first quarter of 2010, as compared to $2.47 per boe for the first quarter of 2009. Further  charges are not expected for this item.

Baytex Energy Trust
Q1 2010 MD&A

Unit-based Compensation Expense

Compensation expense related to our trust unit rights incentive plan was $2.5 million for the first quarter of 2010, as compared to $1.7 million for the first quarter of 2009.

Compensation expense associated with our trust unit rights incentive plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the first quarter of 2010 decreased to $6.1 million, as compared to $8.1 million in the first quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance, on August 26, 2009, of $150 million in 9.15% senior unsecured debentures and the retirement, on September 25, 2009, of US$179.7 million in 9.625% senior subordinated notes.

Foreign Exchange

Foreign exchange gain in the first quarter of 2010 was $3.9 million, as compared to a loss of $4.0 million in the first quarter of 2009. The gain is comprised of an unrealized foreign exchange gain of $4.9 million and a realized foreign exchange loss of $1.0 million. The loss for the same period in 2009 was comprised of an unrealized foreign exchange loss of $4.6 million and a realized foreign exchange gain of $0.6 million. The current quarter’s unrealized gain was due to the strengthening Canadian dollar. The unrealized loss in the first quarter of 2009 was based on the translation of US$ senior subordinated notes at 0.7935 USD/CAD at March 31, 2009, as compared to 0.8166 USD/CAD at December 31, 2008.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the first quarter of 2010 increased to $66.0 million from $55.2 million for the same quarter in 2009. On a sales-unit basis, the provision for the current quarter was $16.83 per boe, as compared to $15.59 per boe for the same quarter in 2009.

Taxes

Current tax expense of $3.6 million for the first quarter of 2010 is comprised of Saskatchewan resource surcharge capital tax. Current tax expense for the same period a year ago was $2.2 million and was comprised primarily of Saskatchewan resource surcharge capital tax. The increase in current tax expense from the first quarter of 2010 is due to higher Saskatchewan resource revenues, as compared to the same period in 2009.

For the first quarter of 2010, future tax recovery totaled $2.3 million, as compared to a recovery of $22.2 million for the first quarter of 2009. As at March 31, 2010, total future tax liability was $184.2 million (December 31, 2009 - $186.6 million). The asset (liability) portion is inversely related to the tax effect of the asset (liability) position of the financial derivative contracts. The decrease in future tax recovery when comparing three months ended March 31, 2010 to 2009 is due to higher funds from operations in the first quarter of 2010.

Net Income (Loss)

Net income for the first quarter of 2010 was $52.0 million, as compared to a net loss of $8.5 million for the first quarter in 2009. Revenues, net of royalties increased $85.8 million or 67% in the three months ended March 31, 2010, as compared to the same period in 2009. This increase is further boosted by a $17.9 million increase in gain on financial derivative contracts in the first quarter of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $3.7 million and an increase in transportation and blending expenses of $14.2 million. The remaining change is an increase in depletion and accretion expense of $10.8 million which is offset by an overall $7.9 million increase in foreign exchange gain for the first quarter of 2010, as compared to the same period in 2009.

Baytex Energy Trust
Q1 2010 MD&A

Other Comprehensive Loss

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9846 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months ended March 31, 2010 of 0.9607 USD/CAD. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $5.1 million in the first quarter of 2010, resulted in a balance of $9.0 million in accumulated other comprehensive loss at March 31, 2010.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP terms. Funds from operations represents cash flow from operating activities before changes in non-cash working capital, and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Years Ended
($ thousands except for %)	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$ 94,144	$ 111,226	$ 36,056	$ 303,162	$ 471,237
Change in non-cash working capital	12,755	(14,038)	22,865	27,878	(38,857)
Asset retirement expenditures	599	156	451	1,146	1,443
Funds from operations	$ 107,498	$ 97,344	$ 59,372	$ 332,186	$ 433,823
Cash distributions declared, net of DRIP	$ 49,142	$ 37,286	$ 34,947	$ 137,601	$ 197,026
Payout ratio	46%	38%	59%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of oil and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the oil and gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire oil and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Baytex Energy Trust
Q1 2010 MD&A

Cash distributions declared, net of DRIP participation, of $49.1 million for the first quarter of 2010 were funded through funds from operations of $107.5 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Years Ended
($ thousands except for %)	March 31, 2010	December 31, 2009	March 31, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$ 94,144	$ 111,226	$ 36,056	$ 303,162	$ 471,237
Cash distributions declared, net of DRIP	49,142	37,286	34,947	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	$ 45,002	$ 73,940	1,109	$ 165,561	$ 274,211

Net income (loss)	$ 51,954	$ 27,956	$ (8,490)	$ 87,574	$ 259,894
Cash distributions declared, net of DRIP	49,142	37,286	34,947	137,601	197,026
Excess (shortfall) of earnings over cash distributions declared, net of DRIP	$ 2,812	$ (9,330)	$ (43,437)	$ (50,027)	$ 62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at March 31, 2010, Baytex had approximately $207.3 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended March 31, 2010, the Trust’s net income exceeded cash distributions declared, net of DRIP by $2.8 million, with net income reduced by $42.2 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Baytex Energy Trust
Q1 2010 MD&A

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium, and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

	Three Months Ended
(thousands of Canadian dollars, except per unit amounts)	March 31, 2010	December 31, 2009	March 31, 2009
Bank loan	$ 257,364	$ 265,088	$ 72,421
Convertible debentures	6,353	7,736	10,219
Long-term notes	150,000	150,000	226,768
Working capital deficiency	50,381	51,452	52,531
Total monetary debt	$ 464,098	$ 474,276	$ 61,939

At March 31, 2010, total net monetary debt was $464.1 million, as compared to $474.3 million at the end of 2009. Bank borrowings and working capital deficiency at March 31, 2010 were $307.7 million, as compared to total credit facilities of $515.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities were increased from $485.0 million to $515.0 million in June 2009 and mature on June 30, 2010 unless extended. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009 and October 5, 2009).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries' ability to fulfill its obligations under Baytex's credit facilities upon a material borrowing base shortfall or default.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as reduction in commodity prices.

Baytex Energy Trust
Q1 2010 MD&A

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31
($ thousands)	2010	2009
Land	$ 5,887	$ 1,400
Seismic	(275)	316
Drilling and completion	37,916	36,360
Equipment	13,483	9,011
Other	-	577
Total exploration and development	57,011	47,664

Property acquisitions	2,333	-
Property dispositions	-	(16)
Total oil and gas expenditures	59,344	47,648
Corporate assets	4,456	-
Total capital expenditures	$ 63,800	$ 47,648

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at May 6, 2010, the Trust had 110,835,487 trust units issued and outstanding.

At May 6, 2010, the Trust had a principal amount of $6.1 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of March 31, 2010, and the expected timing of funding of these obligations are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$ 191,638	$ 191,638	$ -	$ -	$ -
Distributions payable to unitholders	19,917	19,917	-	-	-
Bank loan (1)	257,364	257,364	-	-	-
Convertible debentures (2)	6,402	6,402	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Operating leases	39,956	4,247	7,682	7,631	20,396
Processing and transportation agreements	7,914	4,410	3,381	123	-
Total	$ 673,191	$ 483,978	$ 11,063	$ 7,754	$ 170,396

(1) The bank loan is a 364-day revolving loan with the ability to extend the term. Unless extended, the bank loan will mature on June 30, 2010.
(2) Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Baytex Energy Trust
Q1 2010 MD&A

Risk Management

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at March 31, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 13 to the consolidated financial statements as at and for the three months ended March 31, 2010.

Quarterly Financial Information
	2010	2009				2008
($ thousands, except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Petroleum and natural gas sales	261,782	237,981	208,229	192,667	150,336	199,890	363,044	332,336
Net income (loss)	51,954	27,956	40,657	27,451	(8,490)	52,401	137,228	34,417
Per unit - basic	0.47	0.26	0.38	0.26	(0.09)	0.54	1.44	0.39
Per unit - diluted	0.46	0.25	0.37	0.26	(0.09)	0.53	1.39	0.38

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board (“AcSB”) issued a third IFRS Omnibus Exposure Draft confirming that IFRS will replace Canadian GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Baytex for the year ending December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Trust continues to implement plans for transition. The key elements include analyzing accounting policy alternatives, process changes, internal control requirements and information system changes. During the first quarter of 2010, our work focused on further analyzing alternative accounting policies, most notably under property, plant and equipment (“PP&E”), and reviewing potential internal control changes. Management is currently determining the amount of its exploration and evaluation assets (“E&E”) that will be classified separately from PP&E and is allocating the carrying value of its PP&E to the underlying assets using the January 1, 2010 reserve report as allowed under IFRS 1 described below.

Baytex Energy Trust
Q1 2010 MD&A

Management continues to analyze the accounting changes and has not yet finalized its accounting policies and as such is unable to quantify the impact on the financial statements of adopting IFRS. In addition, due to anticipated changes to IFRS and International Accounting Standards prior to the Trust’s adoption of IFRS, Management’s plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

PP&E – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date.

Business combinations – IFRS 1 permits the use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition.

Key Accounting Policy Differences

The transition from Canadian GAAP to IFRS is significant and may materially affect our reported financial position and results of operations. At this time, Baytex has identified key differences that will impact the financial statements as follows:

E&E expenditures – On transition to IFRS Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under Canadian GAAP. Impairment calculations will be performed at the cash generating unit level using either total proved or proved plus probable reserves. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Due to the withdrawal in November 2009 of the exposure draft on IAS 12 Income Taxes and the issuance of the exposure draft on IAS 37 Provisions, Contingent Liabilities and Contingent Assets in January 2010, Management is still determining the impact of these revised standards on its IFRS transition.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

During 2010, the Trust will continue to assess the impact of the adoption of IFRS on internal controls over financial reporting to ensure all changes in accounting polices include appropriate additional controls and procedures for future IFRS reporting requirements.

In regards to disclosure controls and procedures, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Baytex Energy Trust
Q1 2010 MD&A

Information Technology Systems

During the first quarter of 2010, the Trust continued to implement modifications to the accounting systems to accommodate the additional requirements under IFRS and to allow for the preparation of both Canadian GAAP and IFRS financial statements in 2010. Additional system modifications may be required based on final accounting policy choices.

Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.